AH
11/1/2002

02053643

TC 9/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

PROCESSED
RECEIVED
AUG 27 2002
Sept.
SECTION 180
WASH., D.C.

SEC FILE NUMBER
8- 46974

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fleming Securities Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17797 North Perimeter Drive, Suite #105
(No. and Street)

RECD S.E.C.
SEP 24 2002
535

Scottsdale (City) Arizona (State) 85255 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel A. Cartwright (480) 419-7811
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Evers & Company, Ltd.
(Name – *if individual, state last, first, middle name*)

1110 E. Missouri, Suite #340 (Address), Phoenix (City) Arizona (State) 85014 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 06 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

8/1/04

OATH OR AFFIRMATION

I, Hayden Ralph Fleming, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fleming Securities Incorporated, as of 9/20, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DA[illegible] CA[illegible]TWRIGHT
Not[illegible] Public - Arizona
M[illegible]opa County
My C[illegible]mission Expires
[illegible] 11, 2004

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fleming Securities, Incorporated
Financial Statements
June 30, 2002

EVERS & COMPANY, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

The Board of Directors
Fleming Securities, Incorporated

We have audited the accompanying statement of financial condition of Fleming Securities, Incorporated, as of June 30, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fleming Securities, Incorporated as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1(c) to the financial statements, the Company changed its method of recording securities transactions from the settlement date to the trade date.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Evers & Company, Ltd.

July 24, 2002

1110 E. MISSOURI – SUITE 340 – PHOENIX, AZ 85014 – (602) 230-9480 – FAX (602) 230-9570

FLEMING SECURITIES, INCORPORATED
Statement of Financial Condition
June 30, 2002

ASSETS

Assets		
Cash in bank	$	202,335
Cash on deposit with clearing organization		144,410
Securities owned not readily marketable, at cost		81,350
Furniture and equipment - net of accumulated depreciation of $135,932		43,278
Receivable from clearing organization		12,444
Deposits		15,079
Other receivables		8,728
Prepaid expenses		800
	$	508,424

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payable to clearing organization	$	33,929
Accounts payable		11,356
Accrued expenses		2,577
		47,862
Stockholder's equity		
Common stock - $1 par value-authorized 750,000 shares-issued 519,420 shares		519,420
Retained earnings (deficit)		(58,858)
		460,562
	$	508,424

See accompanying notes to financial statements.

FLEMING SECURITIES, INCORPORATED
Statement of Operations
For the Year Ended June 30, 2002

Revenues	
Trading profits	$ 512,478
Commissions	135,796
Interest	7,936
	656,210
Expenses	
Employee Compensation	248,057
NASDAQ service	98,102
Clearing fees	67,102
Rent	49,285
Insurance	48,300
Communications	45,046
Office supplies	27,614
Depreciation	25,241
Payroll taxes	23,607
Travel and entertainment	19,107
Legal and professional	16,025
Regulatory fees and expenses	9,946
Postage	7,414
Interest	798
Miscellaneous	4,225
	689,869
Net loss before change in accounting principle	(33,659)
Cumulative effect - change in accounting principle	(48,336)
Net Loss	$ (81,995)

See accompanying notes to financial statements.

FLEMING SECURITIES, INCORPORATED
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2002

	Common Stock	Retained Earnings (Deficit)	Total
Balance, July 1, 2001	$ 519,420	23,137	542,557
Net loss for the year ended June 30, 2002	-	(81,995)	(81,995)
Balance, June 30, 2002	$ 519,420	(58,858)	460,562

See accompanying notes to financial statements.

FLEMING SECURITIES, INCORPORATED
Statement of Cash Flows
For the Year Ended June 30, 2002

Cash flows from operating activities:	
Net Loss	$ (81,995)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	25,241
Increase (decrease) in cash resulting from changes in:	
Deposits with clearing organizations	27,859
Receivable from clearing organization	(2,386)
Miscellaneous receivable	(4,000)
Securities owned, marketable	24,960
Payable to clearing organization	(809)
Accounts payable	3,475
Accrued expenses	(1,788)
Net cash used in operating activities	(9,443)
Cash flows used in investing activities:	
Purchase of furniture and equipment	(7,594)
Net decrease in cash and cash equivalents	(17,037)
Cash and cash equivalents at beginning of year	219,372
Cash and cash equivalents at end of year	$ 202,335
Supplemental disclosure of cash flow information:	
Cash paid during the year for income taxes	$ 1,150
Cash paid during the year for interest	$ 798

See the accompanying notes to financial statements.

FLEMING SECURITIES, INCORPORATED
Notes to Financial Statements
June 30, 2002

1. Summary of Significant Accounting Policies

a. Basis of Presentation

Fleming Securities, Incorporated (the Company) conducts business as a securities broker-dealer in Scottsdale, Arizona with a branch office in Clear Lake, Minnesota. These statements have been prepared in accordance with established standards for securities broker-dealers. The following is a summary of significant accounting policies followed by the Company. The policies conform with accounting principles generally accepted in the United States of America and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingent assets and liabilities in the financial statements. Actual results could differ from those estimates. For the year ended June 30, 2002, there is no difference between the Company's net income and comprehensive income.

b. Cash Equivalents

Cash equivalents include highly liquid debt instruments and other short-term investments with an original maturity of three months or less.

c. Securities Transactions

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer, who, in turn, carries all the accounts of such customers.

Securities transactions and related commission revenue and expense are recorded on a trade date basis. Prior to June 30, 2001, the Company recorded transactions on a settlement date basis. The change in recording transactions from settlement to trade date was a $48,336 loss and has been recorded as a cumulative effect in a change in accounting principle.

d. Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives of 7 years using the straight-line method.

e Income taxes

As of July 1, 1997, the Company elected to be treated as a Subchapter S Corporation under Section 1362 of the Internal Revenue Code. Consequently, the components of the Company's taxable results have been reported on the individual income tax return of the Company's stockholder since that date.

2. Securities Owned, Not Readily Marketable

Securities owned, not readily marketable are carried at cost. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. The securities owned, not readily marketable consisted of the following warrants and private placement securities, which are disclosed at cost, which approximates fair market value:

NASDAQ private placement stock at cost	$ 78,000
NASDAQ warrants at cost	3,300
Applied Biometrics, Inc. warrants	50
	$ 81,350

3. Deposits

The Company is required to hold a cash deposit with the clearing broker. The deposit requirements are based on the types and values of securities. A deposit in the amount of $144,410 is considered allowable assets under the Security and Exchange Commission Uniform Net Capital Rule (rule 15c3-1).

4. Receivable From and Payable to Clearing Broker

Amounts receivable from and payable to the clearing broker at June 30, 2002, consist of the following:

	Receivable	Payable
Trading loss payable	-	24,433
Fees and commissions receivable/payable	$ 12,444	9,496
	$ 12,444	33,929

5. Net Capital

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis.

At June 30, 2002, the Company had net capital of $311,327, which was $211,327 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .15 to 1.

FLEMING SECURITIES, INCORPORATED
Notes to Financial Statements
June 30, 2002

6. Commitments

On October 15, 1999 the Company signed a five-year operating lease for its office facilities, which expires October 31, 2004. The lease provides for monthly payments of $7,169 for the first twelve months and escalates $150 every twelve months, thereafter. The Company is also responsible for a percentage of the annual operating expenses as defined in the lease agreement.

An affiliate, which shares the premises, reimbursed the Company for approximately one half of the rents for the year ended June 30, 2002. Aggregate annual rentals for office space at June 30, 2002, are as follows:

Years ending June 30,	
2003	$ 91,020
2004	92,833
2005	23,321
	$ 207,174

7. Related Party Transactions

Included in total revenues are commissions from transactions with related party and family related accounts totaling $39,647 for the year ended June 30, 2002.

Certain employees also work for an affiliate of the Company. The affiliate reimburses the Company for a portion of the salary and bonus. For the year ended June 30, 2002, the affiliate reimbursed the Company approximately $116,000.

8. Credit Risk

Although certain customers with margin accounts are cleared by another broker/dealer on a fully disclosed basis, the Company may be exposed to off-balance sheet risk in the event such customers are unable to fulfill their contractual obligations.

As part of its normal brokerage activities, the Company sells securities not yet purchased for its own account. The establishment of short positions exposes the Company to off-balance sheet market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company maintains bank accounts with balances in excess of federally insured limits, which exposes the Company to risk in the event of a bank failure. The Company had deposits in excess of federally insured limits in the amount of $129,227.

Schedule I

FLEMING SECURITIES, INCORPORATED
As of June 30, 2002

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital		
Total ownership equity qualified for net capital		$ 460,562
Nonallowable assets		
Securities, not readily marketable	81,350	
Property and equipment	43,278	
Prepaid expenses and deposits	15,879	
Other receivable	8,728	
Total deductions		149,235
Net capital		$ 311,327
Aggregate indebtedness		
Accounts payable and accrued expenses		$ 47,862
Computation of basic net capital		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 3,191
Minimum dollar net capital requirement		$ 100,000
Net capital requirement (greater of above)		$ 100,000
Excess net capital		$ 211,327
Excess net capital at 1000%		$ 306,541
Ratio: Aggregate indebtedness to net capital		.15 to 1

Reconciliation of the computation of net capital with the computations included in Part II of X-17A-5 as of the same date.

Net capital per focus report	$ 322,682
Changes resulting from audit adjustments:	
Increase in payables	(11,355)
Net capital per audit report	$ 311,327

Schedule II

FLEMING SECURITIES, INCORPORATED
As of June 30, 2002

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company's transactions with clients consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer who, in turn, carries all the accounts of such customers. The Company therefore meets the requirements of paragraph (k)(2)(ii) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

EVERS & COMPANY, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Fleming Securities, Incorporated

In planning and performing our audit of the financial statements and supplemental schedules of Fleming Securities, Incorporated (the Company), for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1110 E. MISSOURI – SUITE 340 – PHOENIX, AZ 85014 – (602) 230-9480 – FAX (602) 230-9570

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5, continued

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Evers & Company, Ltd.

July 24, 2002